Kirkpatrick & Lockhart Nicholson Graham LLP
Henry W. Oliver Building
535 Smithfield Street
Pittsburgh, PA 15222-2312
Michael C. McLean
412.355.6458
Fax: 412.355.6501
mmclean@klng.com
September 19, 2006
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Wheeling-Pittsburgh Corporation Preliminary Proxy Statement
Dear Sir or Madam:
On behalf of Wheeling-Pittsburgh Corporation (the “Company”), transmitted herewith are (i) a preliminary copy of the Company’s Proxy Statement and (ii) a form of Proxy, each in the form in which the Company plans to furnish such material to stockholders of the Company.
In accordance with Rule 14a-6(d), please be advised that the Company intends to release definitive copies of the materials to stockholders of the Company beginning on or about October 2, 2006 or, if the Staff of the Securities and Exchange Commission advises that it intends to review the preliminary materials, the date on which the proxy materials are cleared by the Staff, whichever is later.
If you have any questions or comments, please contact the undersigned at the numbers set forth above.
Sincerely,
/s/ Michael C. McLean
Michael C. McLean
cc: Daniel W. Amidon, Esq.